UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

iStar Financial Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

45031U101
(CUSIP Number)

February 2, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ori Uziel

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

5,000,000

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

5,000,000

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

5,000,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

12.TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of February 2, 2010.

ITEM 1(a).      NAME OF ISSUER:

iStar Financial Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      1114 Avenue of the Americas, 39th Floor
New York, New York 10036

ITEM 2(a).      NAME OF PERSON FILING:

Ori Uziel

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The business address of Mr. Uziel is 155 Wooster Street, 8th Floor, New York, New York 10012.

ITEM 2(c).      CITIZENSHIP:

Mr. Uziel is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $0.001 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

45031U101

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

                      (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                    Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

Mr. Uziel beneficially owns the 5,000,000 shares of Common Stock reported herein personally or through individual retirement accounts.

(b)	Percent of Class:

The 5,000,000 shares of Common Stock represents 5.1% of all of the outstanding shares of Common Stock.

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of shares of Common Stock.

Mr. Uziel has sole power to vote or to direct the vote of the 5,000,000 shares of Common Stock reported herein.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Uziel has sole power to dispose or direct the disposition of the 5,000,000 shares of Common Stock reported herein.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 11, 2010

/s/ Ori Uziel
    Ori Uziel